Mail Stop 4561


      October 17, 2006




Li Te Xiao
President
Artcraft V, Inc.
Baimang Checking Station 1st Building South
Mountain Xili Town, Shenzhen, China

Re:	Artcraft V, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed September 20, 2006
	File No. 333-131019

Dear Mr. Xiao:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to comment 1 and your revised disclosure. However, the stock purchase and exchange agreement is not consistent with your response or your disclosure. For example, we note that Artcraft purchased all of the outstanding shares of Top Interest which were held by Mr. Zu Da Xu. However, Mr. Zu Da Xu is not party to the agreement. Please advise.

Front Cover of Prospectus

2. Please revise the number of shares being offered. Please revise the back cover as well.

Summary Financial Data, pages 5 to 6

3. Please update your summary of financial data to provide current financial information.

Risk Factors, page 6

4. Please update the financial data included in your risk factors to correspond to the date of your financial statements.

Risks Related to Our Corporate Structure, page 14

Our corporate actions are...., page 15

5. Please revise the identity of your principal shareholder.

Management`s Discussion and Analysis or Plan of Operation

6. We note on page 27 of your filing that you refer to a cash balance as of January 13, 2006 and that you provide analysis of results of operations for the nine-month periods ended September 30, 2005 and 2004. Please update your disclosures to provide current financial information as is required by Item 303 of Regulation S-B. Additionally, we note other sections of the filing are not using current information. Please update the information in your filing, as appropriate.

7. We note your discussion which appears to indicate that you are a development stage enterprise. If you believe that this is the case, please restate your financial statements in an amended filing to meet all of the applicable requirements of paragraphs 11 to 13 of SFAS 7.
Additionally, please have your independent accountants revise their audit report, as appropriate.

Capital Resources and Liquidity, page 27

8. We note your disclosure that you expect general and administrative costs to average approximately $1,700 per month for the next twelve months. Please clarify how you made this determination in light of the fact that general and administrative expenses appear to have averaged $8,300 per month during the six months ended June 30, 2006.
Please adjust your disclosures accordingly.

Unique Characteristics of Chinese Internet Search Market, page 31

9. We note your response to comment 41. However, it still may not be clear how your distributors "acquire customers" or identify customers. Please include additional disclosure to further clarify.

Selling Stockholders, page 44

10. We note your response to comment 48. Please disclose in a footnote to the selling stockholder table that Guoqiong Yu wholly-owns China US Bridge Capital Ltd. and is CEO.

Experts, page 49

11. We note the report of your independent registered accounting firm, Kabani & Company, Inc., on the financial statements of Artcraft
V, Inc. and Subsidiaries. Please disclose Kabani & Company, Inc. as experts. Additionally, please advise us whether or not Lichter, Yu and Associates issued an auditors` report in connection with any financial statement included within your filing and adjust your disclosure of Experts, accordingly. Additionally, please make adjustments throughout the filing, as appropriate (e.g., adjust your exhibits accordingly).

Financial Statements

Unaudited Financial Statements of Artcraft V, Inc. and
Subsidiaries

Consolidated Statements of Cash Flows

12. You have disclosed that Notes Receivable generally includes cash loans made to others which generate interest. Please restate your financial statements to present these transactions as investing activities within your consolidated statements of cash flows. Reference is made to paragraph 17 of SFAS 95.

Audited Financial Statements of Artcraft V, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

13. We note that the opinion of Kabani & Company, Inc. covers the balance sheet as of December 31, 2005 and the related financial statements for the year ended December 31, 2005 and that the opinion does not correspond to the financial statement information you provided prior to the year ended December 31, 2005. Rule 310 (a) of
Regulation S-B requires that your consolidated statements of income, stockholders` equity and cash flows for the year ended December 31,
2004 be audited. Please amend your filing to meet this requirement and to provide an appropriate auditors` opinion(s).

14. In light of the disclosure in Note 11 to the financial statements in which you indicate that there is substantial doubt about your ability to continue as a going concern, please help us to understand what considerations were made by your auditor in determining that a going concern paragraph was not required in their opinion. Additionally, please advise us what consideration you gave to providing a similar footnote within your unaudited financial statements to address the going concern issue as you have incurred further losses during the six months ended June 30, 2006 and as operations have resulted in further uses of cash.

General

15. We note your response to prior comment 55. As Top Interest`s financial information is the historical financial information for Artcraft V, Inc. and Subsidiaries prior to the reverse acquisition and as Top Interest date of inception is February 24, 2004, the date of inception of Artcraft V, Inc. becomes February 24, 2004. In an amended filing, please update your audited and unaudited financial statements and adjust your disclosure throughout the filing, as appropriate, to reflect that February 24, 2004 is the date of inception for Artcraft V, Inc.`s financial information. Upon updating your financial statements to precisely indicate the period between February 24, 2004 and December 31, 2004 represented your
2004
operations, please have your auditor adjust their report.

Unaudited Pro Forma Financial Statements of Artcraft V, Inc.

16. We note your response to prior comments 51, 52 and 53. In light of the fact that Artcraft V, Inc. and subsidiaries already consolidated its wholly-owned subsidiary Top Interest within the financial statements provided within this filing on Form SB-2 (which includes the historical financial information of Top Interest since its inception on February 24, 2004) and that Top Interest represents substantially all of the financial position and operations of Artcraft V, Inc., there is no need to provide unaudited pro forma financial information related to the reverse merger transaction. Please remove your pro forma financial information related to this transaction in an amended filing.

Financial Statements of Top Interest International Limited and
Subsidiary

General

17. We note your response to prior comments 51 and 52. In light of the fact that Artcraft V, Inc. and subsidiaries already consolidated its wholly-owned subsidiary Top Interest within the financial statements provided within this filing on Form SB-2 (which includes the historical financial information of Top Interest since its inception on February 24, 2004) and that Top Interest represents substantially all of the financial position and operations of Artcraft V, Inc., there is no need to provide separate financial statements for Top Interest. Please remove the separate financial statements of Top Interest in an amended filing on Form SB-2.

Part II

Item 26.  Recent Sales of Unregistered Securities

18. We note your response to comment 56 and your revised disclosure.
Please advise us how you complied with the prohibition on general solicitation in your May 2005 offering.

Item 27.  Exhibits and Financial Statement Schedules

19. Please revise the legal opinion to reflect the proper amount of shares being registered. In addition, please revise the references to Nevada law.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Richard I. Anslow, Esq. (via facsimile)
      Anslow & Jaclin, LLP
Mr. Li Te Xiao
Artcraft V, Inc.
October 17, 2006
Page 7